UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11020089

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

SEC FILE NUMBER
8-67557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICROPLACE, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2211 N. FIRST STREET
(No. and Street)

SAN JOSE (City) CA (State) 95131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL BLYTH 866-478-3229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

3 EMBARCADERO CENTER (Address) SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/30

OATH OR AFFIRMATION

I, PAUL BLYTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICROPLACE, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO/FINOP/DIRECTOR
Title

[signature]
Notary Public

CHRISTOPHER I. CHEN
Commission # 1804614
Notary Public - California
Santa Clara County
My Comm. Expires Jul 25, 2012

Please see attached California Jurat with Affiant Statement

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

[signature] ______ Signature of Document Signer No. 1

______ Signature of Document Signer No. 2 (if any)

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 24 (Date) day of February (Month), 20 11 (Year), by

(1) Paul Blyth (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

CHRISTOPHER I. CHEN
Commission # 1804614
Notary Public - California
Santa Clara County
My Comm. Expires Jul 25, 2012

Place Notary Seal Above

Signature [signature] Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: FORM X-17A-5

Document Date: 24 February 2011 Number of Pages: 2

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

MicroPlace, Inc.
(a wholly-owned subsidiary of eBay, Inc.)
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	4,063,746
Short-Term Investments (Note 3)		250,000
Property and Equipment, net (Note 5)		30,842
Inter-company receivables, net (Note 4)		289,379
Other Assets (Note 6)		350,290
Total Assets	$	**4,984,257**

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	883,463
Inter-company payables, net (Note 4)		28,551
Total Liabilities		**912,014**
Shareholder's Equity		
Common stock, $.001 par value; 1,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		17,413,936
Retained earnings (deficit)		(13,341,694)
Total Shareholder's Equity		**4,072,243**
Total Liabilities and Shareholder's Equity	$	**4,984,257**

The accompanying notes are an integral part of these financial statements.

February 25, 2011

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

U.S. Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations

RE: Microplace, Inc. Annual Audited Financial Reports (Firm CRD 143403)

Dear Sir or Madame,

Enclosed, please find the 2010 annual audit financial reports for Microplace, Inc. We have also enclosed two original copies of Form X17A-5 Part III to satisfy our filing requirements.

In addition and in accordance with SEC rule 17a-5(e)(3), we would like to maintain confidentiality of the balance of the audited financial statements, as we have included a statement of financial condition bound separately from the audited financial statements.

Please let me know if you have any questions or require any additional information.

Regards,

Rick Alvarez